Aflac Incorporated 2018 Form 11-K

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-158969) on Form S-8 of Aflac Incorporated of our report dated June 20, 2019, with respect to the statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years then ended and the related notes (collectively, the financial statements), and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan.

/s/ KPMG LLP
Atlanta, Georgia
June 20, 2019